UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138498

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signing of an Agreement to Acquire Jaya Grocer Holdings Sdn. Bhd.

On December 11, 2021, a subsidiary of Grab Holdings Limited (“GHL”) entered into a share purchase agreement (“SPA”) with the current shareholders of Jaya Grocer Holdings Sdn. Bhd. (“Jaya Grocer”) to acquire all of the ordinary shares of Jaya Grocer and 75% of the preference shares of Jaya Grocer. Jaya Grocer is a leader in the premium grocery segment in Malaysia and operates 40 stores across Peninsular Malaysia, with the majority being located in the Klang Valley near Kuala Lumpur. Subject to certain terms, the GHL subsidiary will have the option to buy, and the current shareholders will have the option to sell to the GHL subsidiary, the remaining 25% of the preference shares of Jaya Grocer after the closing of the transaction. For local regulatory purposes, GHL intends to partner with a local investor which will own 50% of the voting shares in Jaya Grocer. Closing under the SPA is subject to customary conditions and is currently expected to occur in the first quarter of 2022. Following closing, Jaya Grocer is expected to become a subsidiary of GHL and its financial results will be consolidated by GHL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

Date: December 13, 2021	By:	/s/ Christopher Betts
	Name:	Christopher Betts
	Title:	General Counsel